EXHIBIT 6

Item 1.	For Media Inquiries Contact: Sloane & Company Elliot Sloane, 212-446-1860 Esloane@sloanepr.com

SANDELL RETAINS PROXY SOLICITOR TO ADVISE ON OPTIONS TO ENHANCE VALUE AT BOB EVANS FARMS

Sandell Evaluates Consent Solicitation at Bob Evans Farms to Allow Shareholders to Seek Change at the Company

Issues Letter Citing the Bob Evans Board’s History of Inaction and Current Failure to Take Timely Steps to Enhance Shareholder Value

Sandell Asset Management Corp. (“Sandell”), the beneficial owner of approximately 1.4 million shares, or 5.1%, of Bob Evans Farms, Inc. (NASDAQ:BOBE) (“Bob Evans” or the “Company”), released a letter to the Company’s Board of Directors (the “Board”) indicating that Sandell has retained the proxy solicitation firm MacKenzie Partners, Inc. (“MacKenzie”). Sandell has retained MacKenzie to provide advice regarding options to protect and enhance the value of its investment, including a possible consent solicitation, in order to allow the shareholders, who are the true owners of Bob Evans, to seek change at the Company. Sandell cites the Board’s troubling history of inaction, as well as the Board’s current failure to promptly consider, let alone implement, any of the ideas previously suggested by Sandell to deliver increased shareholder value, as the reasons which impel Sandell to consider taking action.

Sandell’s letter, the full text of which is set forth below, advised the Board as to the following:

•	Sandell has retained the proxy solicitation firm MacKenzie Partners, Inc. to provide advice regarding possible options available to it.

-	Bob Evans is a Delaware corporation that does not prohibit shareholder action by written consent and, as such, one option Sandell intends to evaluate is the pursuit of a consent solicitation in order to allow the shareholders, who are the true owners of the Company, to seek change at Bob Evans.

•	The Board’s current apathy is troubling and has historical precedent.

-	Over three months have elapsed since Sandell made initial contact with the management of Bob Evans to discuss three broad ideas that could enhance shareholder value, and the Board has yet to give serious consideration, let alone take action, with respect to these ideas.

-	As an example of how shareholders have suffered from the Board’s history of inaction, the Board had presided over persistent poor results at the Mimi’s Café restaurant chain for almost six years before finally taking action to sell Mimi’s at a $133 million loss in February 2013.

-	Sandell has received separate unsolicited approaches from two separate, multi-billion dollar public real estate investment firms that would have a keen interest in pursuing a sale-leaseback transaction with Bob Evans. One of these firms in particular has tried on many occasions over the last several years to discuss a sale-leaseback with Bob Evans but has never received a reply from the Company.

-	Given the many different alternatives available for the Company to consider, were the Board serious about enhancing shareholder value it would have formally retained a reputable investment banking firm to advise an independent committee of the Board and publicly-announced such action.

•	Sandell reiterated its multi-step plan, which encompasses three broad ideas, to deliver increased value to the shareholders of Bob Evans:

-	Step 1: Separate the food products business (BEF Foods) through a sale or an IPO of a 19.9% equity stake of BEF Foods as a pre-cursor to a subsequent spin-off or split-off.

-	Step 2: Pursue a $400 million sale-leaseback transaction for approximately 56% of the Company’s owned restaurant real estate to be followed by further possible sale-leaseback transactions altogether totaling up to approximately $720 million.

-	Step 3: Implement a large self-tender with some of the proceeds generated from Step 1, Step 2 and additional borrowings.

-	Should the Company pursue Step 1, Step 2 and Step 3, a stock price of approximately $80 per share could be justified, with prospective total consideration of up to $90 per share, depending upon future sale-leaseback assumptions.

Full text of the letter follows:

“November 11, 2013

The Board of Directors

Bob Evans Farms, Inc.

Attention: Corporate Secretary

8111 Smiths Mill Road

New Albany, OH 43054

Ladies and Gentlemen:

Based on the previous communications that we have had with the management and the Board of Directors (the “Board”) of Bob Evans Farms, Inc. (“Bob Evans” or the “Company”), you are no doubt aware that Sandell Asset Management Corporation (“Sandell”) is one of the Company’s largest shareholders. While we found our most recent discussion with Steve Davis and Paul DeSantis on October 11 to be quite cordial, we are profoundly concerned by the Board’s lethargic approach to taking action to enhance shareholder value at Bob Evans. In view of your apparent failure to even promptly give serious consideration to the actions we proposed to increase value, let alone actually taking any such actions, we have retained the proxy solicitation firm MacKenzie Partners, Inc. to help us evaluate our options, including a possible consent solicitation, to allow shareholders to seek change at the Company.

We note that significant time has elapsed since our initial July 16th discussion with Mr. Davis and our August 5th letter and subsequent conference call with Lead Independent Director Michael Gasser. Furthermore, our September 23rd letter to the Board addressed many of the key matters that we had previously spoken about with Mr. Gasser. As such, the Board has had over three months to consider the salient points that we had highlighted regarding actions that we believe would deliver significant value to the Company’s shareholders. One can then imagine our extreme disappointment at being told by Steve Davis on October 11 that the Board would review our ideas “in due time.” Three months can easily be characterized as “due time” and the Company’s dilatory stance in no way reflects an understanding of the urgency with which these matters should be treated. Shareholders of Bob Evans can no longer afford to suffer this Board’s apathetic posture as they have in the past. As a particularly glaring example of this apparent apathy, we note that the vast majority of current Board members had presided over the persistent poor results at the Mimi’s Café restaurant chain for almost six years before finally taking action to sell Mimi’s at a $133 million loss in February 2013.

The unfortunate example of Mimi’s is just one of a number of troubling cases that we have discovered that make us question the Board’s motivation. Subsequent to our September 24 public filing we have learned from both former shareholders as well as equity analysts that actions similar to those we advocate have been proposed to the Company over many years, all to no avail. Furthermore, we have learned of two separate, multi-billion dollar real estate investment firms that would have a keen interest in pursuing a sale-leaseback transaction with Bob Evans; both firms’ valuation assumptions are consistent with ours, and one firm in particular claims to have tried on many occasions over the last several years to get an audience with Bob Evans but has never received a reply from the Company. These strike us as worrisome examples of a board governed by inertia, or even indifference, rather than its fiduciary responsibilities.

To recap, our plan encompasses three broad ideas, namely: (1) the separation of BEF Foods; (2) the sale-leaseback of real estate owned by Bob Evans Restaurants, and (3) the repurchase of shares via self-tender(s).

(1) Separate BEF Foods – While the prospects of a sale of BEF Foods should be thoroughly investigated, we believe that an IPO of BEF Foods as a pre-cursor to a spin-off or a split-off is also possible; the scarcity value of a publicly-traded packaged foods business could be meaningful and we reject the notion that the sale of a 19.9% equity stake in BEF Foods would be too small. At a previously-cited BEF Foods valuation of approximately $560 million, a 19.9% equity stake would be worth in excess of $100 million and we point to the successful $95 million IPO of Annie’s, Inc. as an example of a packaged foods company smaller than BEF Foods that was embraced by public investors. A spin-off or split-off of BEF Foods subsequent to an IPO could then be pursued on a tax-advantaged basis. Importantly, the management of BEF Foods could be compensated with stock and equity-linked securities of BEF Foods, enabling management to directly profit from the growth in the underlying business.

(2) Real Estate Sale-Leaseback – Our previously-cited valuation of approximately $720 million for a sale-leaseback of the owned real estate of Bob Evans Restaurants assumed incremental rent expense equal to 6% of owned restaurant revenue capitalized at a 7% cap rate. Subsequent discussions with real estate professionals give us significant comfort as to our valuation assumptions and we have received two separate, unsolicited approaches from multi-billion dollar real estate investment firms indicating their desire to pursue a transaction with Bob Evans. We strongly believe that a significant sale-leaseback transaction with both parties could be easily executed within 60 days.

(3) Repurchase Stock via Self-Tender(s) – The Company should provide absolute certainty to the investment community that it will repurchase a large number of shares via self-tender as opposed to an amorphous share repurchase “authorization.” To wit, the Company announced a $175 million share repurchase “authorization” on August 19 yet we see no evidence to date that the Company has purchased $175 million worth of shares. We are well-aware of companies who have “authorized” share repurchases yet have failed to make good on said “authorizations,” along with those that have set self-tender prices artificially low to discourage participation. Based on the above, we believe the Company could easily pursue, in very little time, a $575 million self-tender financed from the incurrence of $175 million in additional bank debt along with $400 million in sale-leaseback proceeds (for approximately 56% of the owned restaurant real estate). This could be followed by a split-off or subsequent self-tender with the proceeds from the separation of BEF Foods (either the sale of a 19.9% equity stake or a sale in its entirety) along with additional sale-leaseback proceeds. To dissuade the Company from setting unrealistic self-tender prices, Bob Evans should commit to return all proceeds not utilized in any self-tender via a one-time special dividend.

It is our belief that a pro-forma stock price of approximately $80 per share could be justified if the Company were to pursue the steps outlined above, which assume: (1) the Company raises $175 million in incremental debt and $400 million in sale-leaseback proceeds and implements a $575 million self-tender at a price of $63 per share; (2) the Company pursues a tax-efficient split-off of BEF Foods at a valuation of 11.0x FY2015E EBITDA, with BEF Foods shares exchanged for Bob Evans shares at a price of $63 per share; and (3) the resulting Company trades at 9.0x adjusted FY2014E EBITDA, which may be conservative given that other publicly-traded family-dining companies such as Cracker Barrel and DineEquity have appreciated significantly and are now trading close to or in excess of 10.0x 2014E EBITDA. To reiterate, the preceding assumes only a $400 million sale-leaseback transaction; should the Company raise additional sale-leaseback proceeds and return such cash through a one-time special dividend, the total consideration received by shareholders of Bob Evans could be materially in excess of $80 per share. (To put a fine point on it, should the Company ultimately raise approximately $720 million via sale-leaseback and pay out the incremental after-tax proceeds as a one-time special dividend to the post-tender, post-split-off shareholders of Bob Evans, the total consideration received could approximate $90 per share.)

Given the many different financial alternatives available for the Company to consider, the Company’s current purported use of “outside advisors” gives us possibly the greatest degree of concern. Steve Davis indicated that the Company has “outside advisors” and claims to have shared our thoughts with these “outside advisors,” yet has refused to share with investors the identity of these “outside advisors.” Accordingly, we have no way of knowing what value is being added by these “outside advisors.” If the Board was truly serious about taking steps to enhance shareholder value, Bob Evans would have formally retained a reputable investment banking firm to advise an independent committee of Board members and publicly announced such action so that the investment community could have comfort that the Company is being appropriately advised. As it now stands, we have no comfort whatsoever in any “outside” advice that the Board is purportedly receiving, particularly considering that there has been no ostensible action on the part of the Company to enhance shareholder value in the face of the numerous alternatives that it could pursue.

In light of the foregoing, and particularly given the Board’s dubious history of inaction, we have retained a proxy solicitation firm to provide advice regarding the options available to us as we evaluate taking more affirmative steps to protect and enhance the value of our investment. As the Company is a Delaware corporation whose Certificate of Incorporation does not prohibit shareholder action by written consent, one option that we are considering is the pursuit of a consent solicitation in order to allow the shareholders, who are the true owners of Bob Evans, to seek change at the Company.

Sincerely,

Thomas E. Sandell

Chief Executive Officer”

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About Sandell Asset Management Corp.

Sandell Asset Management Corp. is a leading private, alternative asset management firm specializing in international, event-driven, multi-strategy investing with a strong focus on global risk arbitrage, equity special situations and credit opportunities. Sandell Asset Management Corp. was founded in 1998 by Thomas E. Sandell and has offices in New York and London, including a global staff of investment professionals, traders and infrastructure specialists.

Cautionary Statement Regarding Opinions and Forward-Looking Statements

Certain information contained herein constitutes “forward-looking statements” with respect to Bob Evans Farms, Inc. ("Bob Evans"), which can be identified by the use of forward-looking terminology such as “may,” “will,” “seek,” “should,” "could," “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” or “believe” or the negatives thereof or other variations thereon or comparable terminology. Such statements are not guarantees of future performance or activities. Due to various risks, uncertainties and assumptions, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. The opinions of Sandell Asset Management Corp. ("SAMC") are for general informational purposes only and do not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person, and should not be taken as advice on the merits of any investment decision. This material does not recommend the purchase or sale of any security. SAMC reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. SAMC disclaims any obligation to update the information contained herein. SAMC and/or one or more of the investment funds it manages may purchase additional Bob Evans shares or sell all or a portion of their shares or trade in securities relating to such shares.